Results of Special Meeting of Stockholders (unaudited)

On May 29, 2015, a Special Meeting of Stockholders of Cornerstone Strategic Value Fund, Inc. was held and the following matter was voted upon based on 8,228,537 shares of common stock outstanding on April 10, 2015:

(1)	To approve a Merger Agreement and Plan of Reorganization (the “CFP Plan” or “CFP Merger Agreement”), whereby Cornerstone Progressive Return Fund (“CFP”) will merge with and into CLM in accordance with the Maryland General Corporation Law and the Delaware Statutory Trust Act.

For	Withhold	Broker Non-Votes
4,188,316	77,715	303,647